Exhibit 99.1

Aegean Marine Petroleum Network Inc.
Announces New Three-Year Secured Global Borrowing Base Multicurrency Revolving Credit Facility for $750 million

New York, NY, November 30, 2017 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that it has successfully signed a new Secured Global Borrowing Base Multicurrency Revolving Credit Facility in the amount of $750 million for a term of three years (the "Global Borrowing Base" or "Facility"). Seven of the nine participating lenders updated their commitments to Aegean at improved terms and increased tenor with two new banks joining the Facility.
The three-year Global Borrowing Base also includes an "accordion" option for an additional $250 million and replaces the Company's outgoing one-year $1 billion facility. In concert with our $250 million Secured U.S. Borrowing Base Revolving Credit Facility (the "U.S. Borrowing Base"), which was renewed earlier this year, the Global Borrowing Base is expected to finance the global working capital needs of the Company.
Jonathan McIlroy, President of Aegean, said, "We are extremely pleased to reach this agreement with our lenders. This new, three-year facility, on improved terms with a strong syndicate of international banks is a true testament to the strength of Aegean's global network. We believe it will provide flexibility to continue executing our strategy."
Spyros Gianniotis, Chief Financial Officer of Aegean, stated, "We believe that the decision by our bank lenders to contribute to the credit facility underscores their confidence in the strength of our global platform and ability to generate significant long-term value. We appreciate their continued support as we execute our strategy, serve our global customers and seek to drive profitable growth."

The Global Borrowing Base was arranged by ABN AMRO as Active Bookrunning Mandated Lead Arranger. ABN AMRO also acted as Agent in all capacities. The lending group includes the following banks: ABN AMRO, BNP Paribas (Suisse) SA, KBC Bank NV, NATIXIS, The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSH Nordbank AG, Belfius Bank NV/SA, Credit Suisse (Switzerland) Ltd and Mashreqbank PSC.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe. For additional information please visit: www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "will," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes in its business, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and its failure to comply with restrictions in its credit agreements and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
CONTACTS:
Company
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com
Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com